Exhibit 99.1

SIMILARWEB ANNOUNCES THIRD QUARTER 2024 RESULTS
Fourth consecutive quarter of accelerating revenue growth
Fourth consecutive quarter of positive free cash flow
Customer base increased by 21%
TEL AVIV, ISRAEL -- November 12, 2024 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its third quarter ended September 30, 2024. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“Revenue growth in the third quarter accelerated to 18% YoY, the fourth consecutive quarter of accelerating growth, driven by the growing demand for our high quality digital data for a broad range of applications including AI and Large Language Model training” stated Or Offer, Co-Founder and CEO of Similarweb. “We increased our customer base by 21% YoY to more than 5,300 annual customers and Remaining performance obligations increased by 27% YoY, faster than customer growth. Our focus on disciplined execution has resulted in another quarter of profitability and cash generation.” Offer concluded, “We are just beginning to tap into the vast potential of our data and the addressable markets we serve.”
Third Quarter 2024 Financial Highlights
•Total revenue was $64.7 million, an increase of 18% compared to $54.8 million for the third quarter of 2023.
•GAAP operating loss was $(2.5) million or (4)% of revenue, compared to $(4.9) million or (9)% of revenue for the third quarter of 2023.
•GAAP net loss per share was $(0.03), compared to $(0.06) for the third quarter of 2023.
•Non-GAAP operating profit was $4.4 million or 7% of revenue, compared to $1.1 million or 2% of revenue for the third quarter of 2023.
•Non-GAAP operating profit per share was $0.05, compared to $0.01 for the third quarter of 2023.

Exhibit 99.1
•Cash and cash equivalents totalled $60.1 million as of September 30, 2024, compared to $71.7 million as of December 31, 2023.
•Net cash provided by (used in) operating activities was $9.3 million, compared to $(4.8) million for the third quarter of 2023.
•Free cash flow was $8.7 million, compared to $(4.9) million for the third quarter of 2023.
Recent Business Highlights
•Grew number of customers to 5,308 as of September 30, 2024, an increase of 21% compared to September 30, 2023.
•Grew number of customers with ARR of $100,000 or more to 395, an increase of 11% compared to September 30, 2023.
•Customers with ARR of $100,000 or more contributed 60% of the total ARR as of September 30, 2024, increased from 55% as of September 30, 2023.
•Dollar-based net retention rate, or NRR, for customers with ARR of $100,000 or more was 111% in the third quarter of 2024, increased from 108% in the third quarter of 2023.
•Overall NRR was 101% in the third quarter of 2024, increased from 99% in the third quarter of 2023.
•45% of our overall ARR is contracted under multi-year subscriptions as of September 30, 2024, increased from 43% as of September 30, 2023.
•Remaining performance obligations, or RPO, increased 27% year-over-year, to $212.5 million as of September 30, 2024, as compared to $167.7 million as of September 30, 2023.

Exhibit 99.1
Financial Outlook
"New customer acquisition and improving retention rates supported the acceleration in revenue growth in the quarter” stated Jason Schwartz, Chief Financial Officer of Similarweb. “The overall NRR increased to 101% and to 111% for customers with more than $100K of ARR following a series of internal initiatives and the growing appreciation of the value of our unique digital data." He further noted, “We achieved a fourth consecutive quarter of positive free cash flow due to our continued focus on disciplined execution. Following these results, which exceeded our expectations, we are raising our revenue outlook for the full year 2024." Schwartz emphasized the company's progress, saying, “We continue to make significant strides towards our long-term profit and free cash flow targets.”
•Q4 2024 Guidance
◦Total revenue estimated between $64.7 million and $65.7 million, representing approximately 15% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $1.5 million and $2.5 million.
•FY 2024 Guidance
◦Total revenue estimated between $249.0 million and $250.0 million.
◦Non-GAAP operating profit estimated between $14.0 million and $15.0 million.
The Company’s fourth quarter and full year 2024 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation of this measure to their closest GAAP equivalent without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, November 13, 2024. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at +1 (201) 689-7806 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the fourth quarter and full year of 2024 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations and hostilities with Iran or Lebanon on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii)

Exhibit 99.1
the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 28, 2024, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2023	2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$71,732	$60,131
Restricted deposits	10,020	10,434
Accounts receivable, net	47,869	35,486
Deferred contract costs	11,165	10,570
Prepaid expenses and other current assets	5,599	5,682
Total current assets	146,385	122,303
Property and equipment, net	28,630	26,449
Deferred contract costs, non-current	9,845	8,853
Operating lease right-of-use assets	36,007	35,945
Goodwill and Intangible assets, net	17,652	32,439
Other non-current assets	494	411
Total assets	$239,013	$226,400
Liabilities and shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$—
Accounts payable	8,422	10,956
Payroll and benefit related liabilities	20,437	18,352
Deferred revenue	99,968	98,557
Other payables and accrued expenses	23,263	26,247
Operating lease liabilities	7,095	8,510
Total current liabilities	184,185	162,622
Deferred revenue, non-current	878	624
Operating lease liabilities, non-current	35,329	32,549
Other long-term liabilities	3,074	4,424
Total liabilities	223,466	200,219
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2023 and September 30, 2024 (unaudited), 78,653,046 and 81,665,784 shares issued as of December 31, 2023 and September 30, 2024 (unaudited), 78,650,878 and 81,663,616 outstanding as of December 31, 2023 and September 30, 2024 (unaudited), respectively;	216	224
Additional paid-in capital	367,558	384,978
Accumulated other comprehensive income	872	115
Accumulated deficit	(353,099)	(359,136)
Total shareholders' equity	15,547	26,181
Total liabilities and shareholders' equity	$239,013	$226,400

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Revenue	$161,264	$184,326	$54,833	$64,707
Cost of revenue	35,231	39,483	10,580	14,243
Gross profit	126,033	144,843	44,253	50,464
Operating expenses:
Research and development	42,452	40,238	14,199	14,460
Sales and marketing	79,362	77,903	24,274	26,806
General and administrative	31,941	32,806	10,665	11,665
Total operating expenses	153,755	150,947	49,138	52,931
Loss from operations	(27,722)	(6,104)	(4,885)	(2,467)
Finance income (expenses), net	3,026	1,235	1,061	(43)
Loss before income taxes	(24,696)	(4,869)	(3,824)	(2,510)
Provision for income taxes	1,269	1,168	1,014	56
Net loss	$(25,965)	$(6,037)	$(4,838)	$(2,566)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.33)	$(0.08)	$(0.06)	$(0.03)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	77,521,361	80,404,216	78,121,824	81,279,239
Net loss	$(25,965)	$(6,037)	$(4,838)	$(2,566)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(365)	(757)	(133)	123
Total other comprehensive (loss) income, net of tax	(365)	(757)	(133)	123
Total comprehensive loss	$(26,330)	$(6,794)	$(4,971)	$(2,443)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Nine Months Ended September 30,		Three months Ended September 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Cost of revenue	$482	$578	$155	$190
Research and development	4,303	4,181	1,453	1,378
Sales and marketing	4,051	3,101	1,321	1,109
General and administrative	4,849	5,232	1,658	1,830
Total	$13,685	$13,092	$4,587	$4,507

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(25,965)	$(6,037)	$(4,838)	$(2,566)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,688	8,012	2,576	2,873
Finance expense (income)	1,752	(211)	883	(677)
Unrealized loss (gain) from hedging future transactions	26	41	22	(19)
Share-based compensation	13,685	13,092	4,587	4,507
Gain from sale of equipment	(1)	(10)	(2)	(3)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(3,938)	(1,304)	(1,523)	1,209
Decrease (increase) in accounts receivable, net	3,421	13,361	(2,212)	3,742
Decrease in deferred contract costs	3,594	1,588	1,004	1,005
(Increase) decrease in other current assets	(1,587)	(754)	(707)	2,163
Decrease (increase) in other non-current assets	408	83	(9)	36
Increase in accounts payable	4,309	2,284	3,966	5,542
Decrease in deferred revenue	(3,957)	(3,792)	(6,898)	(11,108)
(Decrease) increase in other non-current liabilities	(155)	355	164	(265)
(Decrease) increase in other liabilities and accrued expenses	(6,051)	48	(1,805)	2,905
Net cash (used in) provided by operating activities	(6,771)	26,756	(4,792)	9,344
Cash flows from investing activities:
Purchase of property and equipment, net	(1,377)	(1,198)	(62)	(290)
Capitalized internal-use software costs	(788)	(793)	(81)	(324)
Increase in restricted deposits	(132)	(414)	(45)	(125)
Payment for business combinations, net of cash acquired	—	(15,442)	—	(11,609)
Net cash used in investing activities	(2,297)	(17,847)	(188)	(12,348)
Cash flows from financing activities:
Proceeds from exercise of stock options	2,125	3,724	295	667
Proceeds from employee share purchase plan	660	555	—	—
Repayment of Credit Facility	—	(25,000)	—	—
Payments of contingent consideration, net	(2,363)	—	—	—
Net cash provided by (used in) financing activities	422	(20,721)	295	667
Effect of exchange rates on cash and cash equivalents	(1,752)	211	(883)	677
Net decrease in cash and cash equivalents	(10,398)	(11,601)	(5,568)	(1,660)
Cash and cash equivalents, beginning of period	77,810	71,732	72,980	61,791
Cash and cash equivalents, end of period	$67,412	$60,131	$67,412	$60,131

Exhibit 99.1

Supplemental disclosure of cash flow information:
Interest received, net	$(89)	$(848)	$(49)	$(291)
Taxes paid	$1,857	$1,151	$244	$303
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$1,048	$6,064	$268	$1,611
Share-based compensation included in capitalized internal-use software	$36	$62	$3	$29
Deferred proceeds from exercise of share options included in other current assets	$54	$5	$12	$5
Deferred costs of property and equipment incurred during the period included in accounts payable	$63	$92	$22	$92
Deferred payments in relation to business combinations held in escrow	$1,269	$—	$—	$—

Schedule A: Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	—	(217)
Property, plant and equipment	—	18
Goodwill and other intangible assets	—	4,684
Deferred taxes, net	—	(152)
	$—	$4,333
Less non-cash:
Deferred cash payments	$—	$(500)
Total	$—	$3,833

Schedule B: Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	—	(1,474)
Goodwill and other intangible assets	—	13,926
Deferred taxes, net	—	(843)
	$—	$11,609

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Nine Months Ended September 30,		Three months Ended September 30,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
GAAP gross profit	$126,033	$144,843	$44,253	$50,464
Add:
Share-based compensation expenses	482	578	155	190
Retention payments related to business combinations	306	44	—	19
Amortization of intangible assets related to business combinations	3,504	3,376	1,169	1,152
Non-GAAP gross profit	$130,325	$148,841	$45,577	$51,825
Non-GAAP gross margin	81%	81%	83%	80%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating (loss) income

	Nine Months Ended September 30,		Three months Ended September 30,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
Loss from operations	$(27,722)	$(6,104)	$(4,885)	$(2,467)
Add:
Share-based compensation expenses	13,685	13,092	4,587	4,507
Retention payments related to business combinations	851	1,347	164	528
Amortization of intangible assets related to business combinations	3,605	3,795	1,202	1,448
Non-recurring expenses related to termination of lease agreement and others	17	—	4	—
Secondary offering costs	—	350	—	350
Non-GAAP operating (loss) income	$(9,564)	$12,480	$1,072	$4,366
Non-GAAP operating margin	(6)%	7%	2%	7%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Nine Months Ended September 30,		Three months Ended September 30,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
GAAP research and development	$42,452	$40,238	$14,199	$14,460
Less:
Share-based compensation expenses	4,303	4,181	1,453	1,378
Retention payments related to business combinations	—	27	—	11
Non-GAAP research and development	$38,149	$36,030	$12,746	$13,071
Non-GAAP research and development margin	24%	20%	23%	20%

GAAP sales and marketing	$79,362	$77,903	$24,274	$26,806
Less:
Share-based compensation expenses	4,051	3,101	1,321	1,109
Retention payments related to business combinations	545	1,276	164	498
Amortization of intangible assets related to business combinations	101	419	33	296
Non-recurring expenses related to termination of lease agreement and others	17	—	4	—
Non-GAAP sales and marketing	$74,648	$73,107	$22,752	$24,903
Non-GAAP sales and marketing margin	46%	40%	41%	38%

GAAP general and administrative	$31,941	$32,806	$10,665	$11,665
Less:
Share-based compensation expenses	4,849	5,232	1,658	1,830
Secondary offering costs	—	350	—	350
Non-GAAP general and administrative	$27,092	$27,224	$9,007	$9,485
Non-GAAP general and administrative margin	17%	15%	16%	15%

Exhibit 99.1
Reconciliation of Net cash (used in) provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Nine Months Ended September 30,		Three months Ended September 30,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
Net cash (used in) provided by operating activities	$(6,771)	$26,756	$(4,792)	$9,344
Purchases of property and equipment, net	(1,377)	(1,198)	(62)	(290)
Capitalized internal use software costs	(788)	(793)	(81)	(324)
Free cash flow	$(8,936)	$24,765	$(4,935)	$8,730

Purchases of property and equipment related to the new headquarters	1,127	—	27	—
Payments received from escrow in relation to contingent consideration	(380)	—	—	—
Deferred payments in relation to business combinations	260	265	260	265
Normalized free cash flow	$(7,929)	$25,030	$(4,648)	$8,995